FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2002

                           California Exploration Ltd.
                 (Translation of registrant's name into English)

                                     0-30920
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F       X              Form 40-F
                          -------------                  --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No       X
                          --------------           -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            California Exploration Ltd.
                                            ------------------------------------
                                            (Registrant)

Date:  October 29, 2002                  By /s/ Nick DeMare
       --------------------                 ------------------------------------
                                            Nick DeMare, Director
                                           (Signature)*


      *Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT


Incorporated as part of:                      X     Schedule A
                                           -------
                                              X     Schedules B & C
                                           -------
                                           (place x in appropriate category)

ISSUER DETAILS:
NAME OF ISSUER                             CALIFORNIA EXPLORATION LTD.
                                           -------------------------------------
ISSUER ADDRESS                             #1305 - 1090 WEST GEORGIA STREET
                                           VANCOUVER, BC   V6E 3V7
                                           -------------------------------------
ISSUER TELEPHONE NUMBER                    (604) 685-9316
                                           -------------------------------------
ISSUER FAX NUMBER                          (604) 683-1585
                                           -------------------------------------
CONTACT PERSON                             MR. NICK DEMARE
                                           -------------------------------------
CONTACT'S POSITION                         DIRECTOR
                                           -------------------------------------
CONTACT'S TELEPHONE NUMBER                 (604) 685-9316
                                           -------------------------------------
CONTACT'S E-MAIL ADDRESS                   ndemare@chasemgt.com
                                           -------------------------------------
WEBSITE                                    N/A
                                           -------------------------------------
FOR QUARTER ENDED                          AUGUST 31, 2002
                                           -------------------------------------
DATE OF REPORT                             OCTOBER 29, 2002
                                           -------------------------------------

                                   CERTIFICATE
                                     ------

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

                                    -------


DES O'KELL                /s/ Des O'Kell                        02/10/29
--------------------      --------------------            ----------------------
NAME OF DIRECTOR          SIGN (TYPED)                    DATE SIGNED (YY/MM/DD)

NICK DEMARE               /s/ Nick DeMare                       02/10/29
--------------------      --------------------            ----------------------
NAME OF DIRECTOR          SIGN (TYPED)                    DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A













--------------------------------------------------------------------------------



                           CALIFORNIA EXPLORATION LTD.

                          (A Development Stage Company)


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                            AUGUST 31, 2002 AND 2001

          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A


                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEETS
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


                                                                                     As at                As at
                                                                                   August 31,            May 31,
                                                                                      2002                 2002
                                                                                       $                    $
                                   A S S E T S

CURRENT ASSETS

Cash                                                                                     52,303               98,408
Amounts receivable and prepaids                                                          19,355               20,323
                                                                                 --------------       --------------
                                                                                         71,658              118,731
BRIDGE LOANS (Note 2)                                                                    97,822               99,800
OIL AND GAS PROPERTIES (Note 3)                                                          23,820              268,396
CAPITAL ASSETS                                                                                -               50,698
OTHER ASSETS                                                                            236,898              263,531
                                                                                 --------------       --------------
                                                                                        430,198              801,156
                                                                                 ==============       ==============
                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 4(a))                                    180,467              190,031

ADVANCES FROM SHAREHOLDER (Note 4(b))                                                    57,733               58,920
                                                                                 --------------       --------------
                                                                                        238,200              248,951
                                                                                 --------------       --------------
                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 5)                                                                1,110,074            1,102,823

DEFICIT                                                                                (918,076)            (550,618)
                                                                                 --------------       --------------
                                                                                        191,998              552,205
                                                                                 --------------       --------------
                                                                                        430,198              801,156
                                                                                 ==============       ==============


APPROVED BY THE DIRECTORS

/s/ Des O'Kell          , Director
------------------------
/s/ Nick DeMare         , Director
------------------------


              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)




                                                                                      2002                 2001
                                                                                        $                    $
EXPENSES
Accounting and administration                                                             2,512                3,377
Amortization of capital assets                                                            8,869                9,131
Audit                                                                                         -                3,461
Consulting                                                                                4,533                    -
Legal                                                                                       136               18,701
Office and miscellaneous                                                                  7,109                6,596
Salaries, wages and benefits                                                                  -                4,754
Transfer agent                                                                              315                    -
Travel and related costs                                                                    252                  211
                                                                                 --------------       --------------
                                                                                        (23,726)             (46,231)
                                                                                 --------------       --------------
OTHER ITEMS
Impairment of oil and gas properties                                                   (302,006)                   -
Write-off of capital assets                                                             (41,829)                   -
Interest and other income                                                                   894                8,356
Unrealized foreign exchange loss                                                           (791)                   -
                                                                                 --------------       --------------
                                                                                       (343,732)               8,356
                                                                                 --------------       --------------
NET LOSS FOR THE PERIOD                                                                (367,458)             (37,875)
DEFICIT - BEGINNING OF PERIOD                                                          (550,618)            (141,905)
                                                                                 --------------       --------------
DEFICIT - END OF PERIOD                                                                (918,076)            (179,780)
                                                                                 ==============       ==============
BASIC AND DILUTED LOSS PER SHARE                                                        $(0.05)              $(0.01)
                                                                                 ==============       ==============
WEIGHTED AVERAGE NUMBER
     OF COMMON SHARES OUTSTANDING                                                     7,636,520           4,346,084
                                                                                 ==============       ==============


              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                      FOR THE THREE MONTHS ENDED AUGUST 31
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)



                                                                                     2002                  2001
                                                                                       $                     $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                                                (367,458)             (37,875)
Items not affecting cash
     Amortization of capital assets                                                       8,869                9,131
     Other income                                                                             -               (6,245)
     Impairment of oil and gas properties                                               302,006                    -
     Write-off of capital assets                                                         41,829                    -
     Unrealized foreign exchange loss                                                       791                    -
Decrease in amounts receivable                                                              968               54,589
Increase (decrease) in accounts payable and accrued liabilities                          (9,564)              20,271
                                                                                 --------------       --------------
                                                                                        (22,559)              39,871
                                                                                 --------------       --------------
INVESTING ACTIVITIES

Additions to oil and gas properties                                                     (57,430)            (252,433)
Other assets                                                                             30,732               35,001
Loan repayment                                                                                -                5,000
                                                                                 --------------       --------------
                                                                                        (26,698)            (212,432)
                                                                                 --------------       --------------
FINANCING ACTIVITIES

Issuance of common shares                                                                 7,251                    -
Deferred acquisitions costs                                                              (4,099)                   -
                                                                                 --------------       --------------
                                                                                          3,152                    -
                                                                                 --------------       --------------
DECREASE IN CASH DURING THE PERIOD                                                      (46,105)            (172,561)

CASH - BEGINNING OF PERIOD                                                               98,408              360,580
                                                                                 --------------       --------------
CASH - END OF PERIOD                                                                     52,303              188,019
                                                                                 ==============       ==============


              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


1.   SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These consolidated interim financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


2.   PROPOSED BUSINESS ACQUISITION

     On January 14, 2002, the Company entered into a letter of intent (the "Letter of Intent") whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the letter of intent, the Company proposes to issue up to 4.8 million common shares of the Company to the shareholders of OPS, based upon OPS achieving certain revenue levels.

     The Company has provided OPS bridge loans totaling $97,822 (CDN $150,000). The bridge loans are non-interest bearing. OPS has agreed to pledge its assets as security for the bridge loans. In addition, the shareholders of OPS have also agreed to pledge their shareholdings in OPS as security.

     As at August 31, 2002, the Company has incurred $17,320 for legal fees associated with the proposed acquisition. This amount has been recorded as deferred acquisition costs. In the event the business acquisition is not completed, the Company will charge the deferred costs to operations.

     The Company and OPS have agreed that a restructuring of OPS' business plan is required before the proposed acquisition can proceed. The extent of the changes and the amendments, if any, that may be required to the Letter of Intent are not known at this time.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


3.   OIL AND GAS PROPERTIES

                                                    As at              As at
                                                  August 31,          May 31,
                                                    2002               2002
                                                      $                  $
     Developed oil and gas prospects
        Acquisitions and leasehold costs              20,697             20,697
        Exploration costs                            281,309            247,699
                                              --------------     --------------
                                                     302,006            268,396
     Undeveloped oil and gas properties
        Exploration costs                             23,820                  -
                                              --------------     --------------
                                                     325,826            268,396
     Less impairment                                (302,006)                 -
                                              --------------     --------------
                                                      23,820            268,396
                                              ==============     ==============

     During the three months ended August 31, 2002, the Company recorded an impairment charge of $302,006.

     As at August 31, 2002, the Company had not found any proved reserves.


4.   RELATED PARTY TRANSACTIONS

     (a) The Company conducts certain oil and gas operations with corporations in which certain of the corporations' officers and directors are current shareholders and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As at August 31, 2002, the Company had recorded $141,290 (2001 - $nil) in other assets and $172,394 (2001 -
          $nil) in accounts payable and accrued liabilities with the related corporations.

     (b) As at August 31, 2002, $57,733 was owing to a former officer of the Company. The advance is non-interest bearing and the shareholder has agreed not to demand repayment of the advance during the current fiscal year.

     (c) As at August 31, 2002, a loan of $30,000 to the President of the Company remains outstanding, secured by a promissory note and 300,000 shares (the "Loan Shares"). The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


5.   SHARE CAPITAL

                                                                                    Number
                                                                                  of Shares                   $
     Authorized - unlimited common shares
        (2001 - 100,000,000 common shares) without par value

     CALEX
     Balance, May 31, 2001                                                            4,346,084            1,019,339
     Repayment on loan by officer                                                             -                5,000
     Reverse Take-over Transaction at September 27, 2001
     Adjustment of shares to reflect shares of the legal
        parent outstanding at time of reverse take-over                               3,245,001                    -

     NET ASSETS OF LEGAL PARENT AT TIME OF REVERSE TAKE-OVER                                  -              180,783
     Less:  reorganization costs                                                              -             (102,299)
                                                                                 --------------       --------------
     Balance, May 31, 2002                                                            7,591,085            1,102,823
     Issued for cash
        Exercise of warrants                                                             55,000                7,251
                                                                                 --------------       --------------
     Balance, August 31, 2002                                                         7,646,085            1,110,074
                                                                                 ==============       ==============


6.   SEGMENTED INFORMATION

     As at August 31, 2002, the Company and its subsidiary operated in one industry segment, the exploration for and the development of petroleum and natural gas. The Company's current petroleum and natural gas interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                             Three Months Ended August 31, 2002
                                            -----------------------------------
                                               Identifiable              Net
                                                  Assets                 Loss
                                                      $                    $

     United States                                 302,150             (364,489)
     Canada                                        128,048               (2,969)
                                            --------------       --------------
                                                   430,198             (367,458)
                                            ==============       ==============

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                            SUPPLEMENTARY INFORMATION
                      FOR THE QUARTER ENDED AUGUST 31, 2002
          (Expressed in United States Dollars, unless otherwise stated)



1.(a)GENERAL AND ADMINISTRATIVE

     General and administrative expenses for the three months ended August 31, 2002.
                                                                            $

     Accounting and administration                                        2,512
     Amortization                                                         8,869
     Consulting                                                           4,533
     Insurance                                                            6,539
     Legal                                                                  136
     Office and miscellaneous                                               570
     Transfer agent                                                         315
     Travel and related costs                                               252
                                                                   ------------
                                                                         23,726
                                                                   ============


1.(b)RELATED PARTY TRANSACTIONS

     (a) The Company conducts certain oil and gas operations with corporations in which certain of the corporations' officers and directors are current shareholders and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As at August 31, 2002, the Company had recorded $141,290 (2001 - $nil) in other assets and $172,394 (2001 -
          $nil) in accounts payable and accrued liabilities with the related corporations.

     (b) As at August 31, 2002, $57,733 was owing to a former officer of the Company. The advance is non-interest bearing and the shareholder has agreed not to demand repayment of the advance during the current fiscal year.

     (c) As at August 31, 2002, a loan of $30,000 to the President of the Company remains outstanding, secured by a promissory note and 300,000 shares (the "Loan Shares"). The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares.

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                            SUPPLEMENTARY INFORMATION
                      FOR THE QUARTER ENDED AUGUST 31, 2002
          (Expressed in United States Dollars, unless otherwise stated)



2.(a)SECURITIES ISSUED DURING THE THREE MONTHS ENDED AUGUST 31, 2002

                                                            Type of
  Date      Type of     Type                       Total    Consid-
of Issue    Security  of Issue     Number  Price  Proceeds  eration   Commission
--------    --------  ---------    ------  -----  --------  -------   ----------
                                                             CDN$        CDN$
                      Warrants
Jun.17/02   Common    exercised    55,000  $0.20  $11,000    Cash        Nil


2.(b)NO OPTIONS WERE GRANTED DURING THE THREE MONTHS ENDED AUGUST 31, 2002


3.(a)AUTHORIZED AND ISSUED SHARE CAPITAL AS AT AUGUST 31, 2002

                                                                Issued
                                                       -------------------------
                                Authorized
     Class       Par Value        Number                 Number         Amount
     ------      ---------      ----------             ---------      ----------
     Common         WPV         Unlimited              7,646,085      $1,110,074


3.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT AUGUST 31, 2002

                                          Exercise Price
     Security          Number               Per Share            Expiry Date
     --------          ------             --------------      ------------------
                                              CDN$

     Options           285,000                $0.20           December 21, 2003
     Options           350,000                $0.60           September 28, 2004
     Options           250,000                $0.60           January 5, 2003


3.(c)SHARES IN ESCROW OR SUBJECT TO POOLING AS AT AUGUST 31, 2002

     As at August 31, 2002:

     i) 2,207,325 common shares (the "Securitiy Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2007; and

     ii) 1,650,001 common shares (the "Escrow Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2004.

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                            SUPPLEMENTARY INFORMATION
                      FOR THE QUARTER ENDED AUGUST 31, 2002
          (Expressed in United States Dollars, unless otherwise stated)


3.(d)LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 31, 2002

     Directors:
            Ted Carlsen(1)
            John Behr
            Desmond O'Kell

     Officers:
            Ted Carlsen, President(1)
            Desmond O'Kell, CFO and Corporate Secretary(1)

     (1) On October 7, 2002, Mr. Carlsen resigned as the President and a Director of the Company. Mr. O'Kell was appointed the President of the Company and Mr. Nick DeMare was appointed a Director of the Company to fill the vacancy.

FORM 51-901F                                                          SCHEDULE C

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                                QUARTERLY REPORT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
          (Expressed in United States Dollars, unless otherwise stated)


MANAGEMENT DISCUSSION & ANALYSIS

Business Overview and Proposed Business Acquisition
---------------------------------------------------
In September of 2001, the Company completed its Qualifying Transaction by merging with California Exploration Inc., a Nevada based company focussed on the acquisition, exploration and development of crude oil and natural gas prospects in the San Joaquin and Sacramento Basins of California, United States.

On January 14, 2002, the Company entered into a letter of intent whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the letter of intent, the Company proposes to issue up to 4.8 million common shares of the Company to the shareholders of OPS. No shares will be issued until OPS generates CDN $4 million in revenue, at which time 800,000 shares will be issued. An additional 800,000 shares will be issued when a further CDN $4 million in revenue is achieved. Thereafter 800,000 shares will be issued for each incremental CDN $5 million in revenue is achieved, until all 4.8 million shares are issued.

OPS is a privately-owned, software developer company based in Edmonton, Alberta. The primary purpose of the business combination is to change the primary business focus of the Company from oil and gas exploration and development to the development and utilization of software technology for use in the oil and gas industry and in particular for optimization of oil and gas and power energy resources.

The Company has provided OPS a bridge loan of CDN$150,000. The bridge loan is non-interest bearing. OPS has agreed to pledge its assets as security for the bridge loan and in addition, the principals of OPS have pledged their shares of OPS as security.

In light of the current market conditions, both the Company and OPS recognize that a restructuring of the OPS business plan is required before the proposed acquisition can proceed. The extent of the changes and the amendments, if any, to the letter of intent are not known at this time. The Company cannot predict if OPS will be successful in its restructuring. However, the Company feels that the restructuring must take place by the end of 2002.

Oil and Gas Property Update
---------------------------

In conjunction with the Qualifying Transaction, the Company proceeded with the first stage of the exploration and development program prescribed for its oil and gas interests. As at August 31, 2002, the Company had drilled eight wells. Of the eight wells, six were abandoned as dry holes, one, the Suisun #25 well, required side-tracking to reach the target zone and one well was completed as a producing well although it was shut-in shortly after commencement of production. This well was subsequently abandoned. In addition, the joint venture partners informed the Company that they terminated their joint venture agreements and agreed to pay maintenance costs with respect to the prospect they retain an interest in. It was therefore determined by management of the Company to

FORM 51-901F                                                          SCHEDULE C

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                                QUARTERLY REPORT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
          (Expressed in United States Dollars, unless otherwise stated)


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------------------
consider other opportunities in the oil and gas industry. Throughout the first half of calendar 2002, the Company worked towards finding partners to drill the side- track well to the Suisun #25 well.

On August 19, 2002, the Company commenced the side-track of the well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to total depth of 7,997 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Cased hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned September 21, 2002.

As at August 31, 2002, the Company had incurred $296,430 associated with the acquisition and exploration on the Basil Prospect and the Suisun #25 well. A further $58,620 has been paid by the Company for its share of the side-track costs.

The Company has paid $23,820 towards its 10% working interest in the Rebischke #2-27 exploratory well in Arenac County, Michigan. The operator is Eifel Energy, LLC. The well is designed to test the upper and lower Dundee limestones on the flank of the North Adams oil field. Total depth of the well is 3,005 feet. The well is currently preparing to test oil shows encountered in the lower Dundee. The total contract area covers 80 acres with no further commitment on the Company's behalf. Any further participation is optional to the Company.

Change of Officers and Directors
--------------------------------
On October 7, 2002, Mr. Ted Carlsen tendered his resignation as a director and officer of the Company. Mr. Desmond O'Kell was appointed the President of the Company and Mr. Nick DeMare was appointed a Director of the Company.

Operations
----------
During the three months ended August 31, 2002 the Company reported a net loss of $367,458 compared to a net loss of $37,875 for the comparable period in 2001. The increase in loss in 2002 was attributed to a number of factors. Legal costs decreased by $18,565, from $18,701 in 2001 to $136 in 2002. The majority of the 2001 legal costs were associated with investment in Hutton Creek Resources Inc. and Westone Ventures Inc., former joint venture partners. During 2002, the Company also wrote off the remaining $41,829 of capital assets.

FORM 51-901F                                                          SCHEDULE C

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                                QUARTERLY REPORT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
          (Expressed in United States Dollars, unless otherwise stated)


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------------------

With the unsuccessful drilling of the regional California prospects, the Company has written-off $302,006 of costs. In addition, as at August 31, 2002, the Company had incurred $296,430 associated with the acquisition of the Basil Prospect and the drilling of the Suisun #25 well. A further $58,620 was paid by the Company, subsequent to August 31, 2002, for its share of the side-track. These costs will be recorded as impairment charges during fiscal 2003.

Liquidity and Capital Resources
-------------------------------
The Company has funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. With the unsuccessful outcome at the Basil Prospect, the Company no longer holds interests in oil and gas properties and is not generating operating cash flow to acquire additional oil and gas properties and/or meeting its ongoing obligations. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. There are no assurances that the Company will be able to obtain adequate financings, complete its proposed acquisition of OPS or generate sufficient cash flows.


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